

07003517

SECUR[ITIES AND EXCHANGE COMMI]SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salem Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1070
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Dyett — (310) 806-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GHP Horwath, P.C.
(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

RECEIVED MAR - 1 2007 151 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Dyett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANIE E. MYBURGH
Commission # 1612429
Notary Public - California
Los Angeles County
My Comm. Expires Oct 10, 2009

Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [X] (o) Independent auditors' report.
- [X] (p) Independent auditors' report on internal control.



GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Salem Partners, LLC

We have audited the accompanying statement of financial condition of Salem Partners, LLC as of December 31, 2006, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salem Partners, LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GHP Horwath, P.C.

February 26, 2007

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: Salem Partners, LLC [13]

SEC FILE NO.: 8-50241 [14]

FIRM I.D. NO.: 043363 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1070 [20]
(No. and Street)

Los Angeles [21] CA [22] 90025 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/06 [24]

AND ENDING (MM/DD/YY): 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

John Dyett [30] (310) 806-4200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: — OFFICIAL USE

[32] [33]

[34] [35]

[36] [37]

[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the February day of 28th 2007

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GHP Horwath, P.C. [70]

ADDRESS

1670 Broadway, Suite 3000 [71]	Denver [72]	CO [73]	80202 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-50241 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 49,942	200			$ 49,942	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355	2,005,046	600	2,005,046	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ 25,000 [130]						
B. At estimated fair value		440	25,000	610	25,000	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480	12,659	670	12,659	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	93,562	680	93,562	920
11. Other assets		535	244,226	735	244,226	930
12. TOTAL ASSETS	$ 49,942	540	$ 2,380,493	740	$ 2,430,435	940

OMIT PENNIES

(continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	103,999 [1205]	[1385]	103,999 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	116,270 [1440]	116,270 [1750]
20. TOTAL LIABILITIES	$ 103,999 [1230]	$ 116,270 [1450]	$ 220,269 [1760]

Ownership Equity

21. Sole Proprietorship	▼15	$ [1770]
22. Partnership (limited partners) LLC	▼11 ($ 2,349,666 [1020])	2,349,666 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		35,500 [1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less receivable from member	▼16	(175,000) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 2,210,166 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 2,430,435 [1810]

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC — as of 12/31/06

COMPUTATION OF NET CAPITAL

Line	Item	Ref	Amount	Box	Ref	Amount	Box
1.	Total ownership equity from Statement of Financial Condition				$	2,210,166	3480
2.	Deduct ownership equity not allowable for Net Capital				19	( )	3490
3.	Total ownership equity qualified for Net Capital					2,210,166	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
	B. Other (deductions) or allowable credits (List)						3525
5.	Total capital and allowable subordinated liabilities				$	2,210,166	3530
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $	2,380,493	3540			
	B. Secured demand note delinquency			3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges			3600			
	D. Other deductions and/or charges			3610		(2,380,493)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions (net deficiency)				20 $	(170,327)	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):						
	A. Contractual securities commitments	$		3660			
	B. Subordinated securities borrowings			3670			
	C. Trading and investment securities:						
	1. Exempted securities	18		3735			
	2. Debt securities			3733			
	3. Options			3730			
	4. Other securities			3734			
	D. Undue Concentration			3650			
	E. Other (List)			3736		( )	3740
10.	Net Capital (deficiency)				$	(170,327)	3750

30

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 18)	$	6,933	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	6,933	3760
14. Excess net capital (line 10 less 13) (net capital deficiency)	$	(177,260)	3770
15. Excess net capital at 1000% (line 10 less 10% of line 18) (net capital deficiency) 22	$	(187,659)	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	103,999	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	103,999	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	(61.1%)	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC

For the period (MMDDYY) from 01/01/06 [3932] to 12/31/06 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item			Amount	Code
1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$	3935
b. Commissions on listed option transactions				3938
c. All other securities commissions				3939
d. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading				3949
c. Total gain (loss)				3950
3. Gains or losses on firm securities investment accounts			4,195	3952
4. Profit (loss) from underwriting and selling groups				3955
5. Revenue from sale of investment company shares				3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services				3975
8. Other revenue			4,602,096	3995
9. Total revenue			$ 4,606,291	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			382,220	4120
11. Other employee compensation and benefits			1,753,738	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	1,186,170	4070		
14. Regulatory fees and expenses			5,044	4195
15. Other expenses			1,314,619	4100
16. Total expenses			$ 3,455,621	4200

NET INCOME

Item			Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 1,150,670	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 1,150,670	4230

MONTHLY INCOME

Item			Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 1,031,637	4211

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC

For the period (MMDDYY) from 01/01/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$	1,532,643	4240
A. Net income (loss)				1,150,670	4250
B. Additions (Includes non-conforming capital of	29 $		4262)	35,500	4260
C. *Deductions* (Includes non-conforming capital of	$	(508,647)	4272)	(508,647)	4270
2. Balance, end of period (From item 1800)			$	2,210,166	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $		4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$		4330

OMIT PENNIES

See notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Salem Partners, LLC as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k)(1) — $2,500 capital category as per Rule 15c3-1		4550
B.	(k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C.	(k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D.	(k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See notes to financial statements.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 1,150,670
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	30,908
Unrealized gain on investments	(4,195)
Accretion of interest on investments	(12,604)
Securities received for services	(74,547)
Non-cash stock based compensation expense	35,500
Provision for doubtufl accounts receivable	25,000
Increase in assets:	
Accounts receivable	(1,202,048)
Prepaid expenses and other assets	(17,736)
Increase in liabilities:	
Accounts payable and other	159,877
Total adjustments	(1,059,845)
Net cash provided by operating activities	90,825
Cash flows from investing activities:	
Purchases of fixed assets	(19,537)
Maturities of investments	73,420
Net cash provided by investing activities	53,883
Cash flows from financing activities:	
Distributions to members	(251,000)
Advance to member	(175,000)
Net cash used in financing activities	(426,000)
Net increase in cash	(281,292)
Cash, beginning	331,234
Cash, ending	$ 49,942
Supplemental disclosure of non-cash financing activities:	
Distributions of investment securities to members	$ 82,647

See notes to financial statements.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

1. **Summary of significant accounting policies and business of the Company:**

Formation of the Company:

Salem Partners, LLC (the Company), a Colorado limited liability company, was formed in January 1997. Each member's liability is limited to its respective capital contributions, except as otherwise required by law.

The members' interests in the Company are represented by membership units. There are two classes of membership units: Class A and Class B. Only holders of Class A membership units participate in the management and operation of the Company's business.

At December 31, 2006, two individuals own 190 total Class A units and 410 Class B units, and one individual owns 10 Class B units. There were no changes in members' interests in the Company during the year.

Each member maintains a capital account that is increased or decreased by the amount of profit or loss allocable to the respective member. Losses for any period are allocated among those members having a positive balance in their capital accounts in proportion to and to the extent of such positive capital balances, any remaining losses are allocated among the members in accordance with their membership units. If all members maintain positive capital balances, profit or loss is allocated to members in accordance with their respective membership units.

In certain circumstances, the Company has the option to purchase a member's interest.

Business of the Company:

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers. The Company provides investment banking and advisory services to clients primarily in the media and entertainment, technology and life sciences industries. The Company does not hold customer funds or securities.

Furniture, fixtures, equipment and leasehold improvements:

Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2006

1. **Summary of significant accounting policies and business of the Company (continued):**

Allowance for doubtful accounts:

Accounts receivable consists of amounts due from clients for investment banking services. The Company's management periodically assesses its accounts receivable for collectibility and establishes an allowance for doubtful accounts and records bad debt when deemed necessary. At December 31, 2006, management determined that an allowance for doubtful accounts in the amount of $25,000 was necessary.

Securities owned:

Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value, as determined by management.

Investment banking and advisory services:

The Company earned substantially all of its revenue from investment banking and advisory services which included private placement, merger-and-acquisition, and valuation assistance provided under contractual arrangements that generally require clients to pay a non-refundable deposit, service fees or an agreed-upon fee upon the closing of a transaction. The Company recognizes non-refundable deposits as revenue when services are delivered or performed over the term of the arrangement, recognizes service fees as revenue when the related services are provided, and recognizes transaction fees as revenue when the underlying transaction is completed.

During the year ended December 31, 2006, the Company received warrants to purchase equity securities not-readily marketable in exchange for services. Total service revenue recorded by the Company related to this transaction was $74,547. The value of the warrants was based on numerous factors including, but not limited to, the term of the warrants, the price of the securities sold in the private placement transaction for which the Company's fee was earned and the rights and preferences of the underlying securities for which the warrants were granted.

These warrants and warrants to acquire the common stock of a publicly traded entity that the Company held as an investment were distributed to members in 2006. The Company recorded the distributions at $82,647, which represented the total estimated fair value of the warrants on the dates distributed. As these investments were carried at estimated fair value by the Company, no gain or loss was recognized in connection with this transaction.

Deferred revenue:

Deferred revenue represents amounts billed or collected but not yet earned under existing agreements and is classified as "accounts and other borrowings not qualified for net capital purposes" on the Statement of Financial Condition.

1. Summary of significant accounting policies and business of the Company (continued):

Advertising:

The Company expenses advertising costs as incurred. During the year ended December 31, 2006, the Company incurred approximately $5,800 in advertising expense.

Concentrations:

During the year ended December 31, 2006, three clients accounted for approximately 36%, 17% and 10%, respectively, of the Company's total investment banking and advisory service revenue.

Use of accounting estimates in the preparation of financial statements:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

Because the Company is a limited liability company, it is not subject to income taxes. Instead, each member is taxed on its proportionate share of the Company's taxable income, whether or not distributed. Therefore, these financial statements do not reflect a provision for income taxes.

Comprehensive income:

Statement of Financial Accounting Standards (SFAS) No. 130, "*Reporting Comprehensive Income*", requires disclosure of comprehensive income which includes certain items previously not reported in the statement of income. During the year ended December 31, 2006, the Company did not have any components of comprehensive income to report.

Recently issued and enacted accounting pronouncements:

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007. Management is currently assessing the impact that the adoption of SFAS No. 157 may have on its financial statements.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2006

1. **Summary of significant accounting policies and business of the Company (continued):**

Recently issued and enacted accounting pronouncements (continued):

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, which changes the requirements for the accounting and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. APB No. 20, *Accounting Changes,* required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principles. This statement requires retrospective application to prior period financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects of the cumulative effect of the change. The provisions of SFAS No. 154 are effective for fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 did not have an impact on the Company's financial statements.

On January 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment*, which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions prescribed in Accounting Principles Board Opinion No. 25 (APB No. 25), *Accounting for Stock Issued to Employees*. Prior to the adoption of SFAS No. 123R the Company did not have any share based payment plans. Under SFAS No. 123R, compensation cost is calculated on the date of the grant using the fair value of the option as determined using the Black-Scholes method. The compensation cost is then amortized straight-line over the vesting period. The Black-Scholes valuation calculation requires the Company to estimate key assumptions such as expected term, volatility and forfeiture rates to determine the stock option's fair value. The estimate of these key assumptions is based on certain historical information and judgment regarding market factors and trends.

2. **Securities owned:**

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2006, the Company holds common stock that is not readily marketable with an estimated fair value of $25,000.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2006

3. Furniture, fixtures and equipment:

As of December 31, 2006, fixed assets consisted of the following:

Leasehold Improvements	$ 17,714
Equipment	157,029
Furniture and fixtures	59,806
	234,549
Less accumulated depreciation and amortization	140,987
	$ 93,562

4. Operating leases:

The Company leases office space under a five year operating lease expiring in 2008. Subject to certain conditions, as described in the lease agreement, the Company has the option to renew the lease for an additional five year term. The Company is responsible for its proportionate share of any increase, beginning in 2004, in operating expenses of the building and taxes of the lessor.

In addition, the Company leases certain vehicles and equipment under operating leases that expire through March 2009. Total rent expense for the year ended December 31, 2006 was approximately $187,900. Future minimum lease payments at December 31, 2006, under all operating leases are approximately as follows:

Years ending December 31,	
2007	188,100
2008	134,000
2009	4,200
	$ 326,300

5. Retirement plan:

The Company has established the Salem Partners, LLC 401(k) Profit Sharing Plan (the Plan) for the benefit of its eligible employees. The Plan is a defined contribution plan. Participants may contribute from 1% to 75% of their eligible compensation, as defined in the Plan. The Company may make matching and/or additional contributions to the Plan for the benefit of participants at its discretion. During the year ended December 31, 2006, the Company contributed $92,945 to the Plan.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2006

6. Stock based compensation:

In October 2006, the Company entered into an agreement with an employee granting the employee an option to purchase up to 74 units or a 15% equity interest in the Company from December 31, 2007 through and including December 31, 2009. The minimum equity interest that may be purchased by the employee under the agreement is 2.5%. In the event that the employee's employment with the Company terminates for any reason prior to December 31, 2009, the option is forfeited by the employee. The exercise price of the option is $13,175 per unit which is equal to management's estimate of the fair value of the Company's units at the date of grant. This exercise price will remain in effect through December 31, 2008. Any equity interest purchased by the employee subsequent to December 31, 2008 will be based on the fair value of the Company as of the purchase date.

The fair value of the option granted was estimated to be $2,400 per unit on the grant date. The fair value of the option was estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the grant: dividend yield of zero, as no return of capital dividends have ever been declared or paid, expected volatility of 35%, based on the expected volatility of similar entities, risk-free interest rate of 5%, and an expected term of 15 months. At the date of grant, total compensation cost was estimated to be approximately $177,600 which is being recognized over the 15 month vesting period of the option. During the year ended December 31, 2006, the Company recognized approximately $35,500 in compensation expense related to this transaction. Compensation expense is estimated assuming the maximum units will be purchased by the employee on December 31, 2007. This estimate will be revised if the option price is adjusted subsequent to December 31, 2008.

If on or prior to December 31, 2009, the employee's employment with the Company terminates for any reason, the equity interest owned by the employee will automatically be repurchased by the Company for a defined amount substantially equal to the original exercise price, adjusted for Company earnings allocated to the employee, less any distributions to the employee.

7. Fair value of financial instruments:

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to disclose estimated fair values for its financial instruments, for which it is practicable to estimate fair value. For non-marketable equity securities, fair values are estimated by management based on certain factors including, but not limited to, the size of the position held, the financial standing of the issuer and, changes in economic conditions affecting the issuer. Management believes that it is not practicable to estimate the fair value of the Company's receivables from affiliates due to the related party nature of the underlying transactions. Management believes that the carrying amounts of the Company's other financial instruments approximate their fair values because of the short-term maturities of these instruments.

8. Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2006, the Company had a net capital deficiency of $(170,327), which was $177,260 less than of its required net capital of $6,933 and the Company's net capital ratio was (61.1%) to 1.

SALEM PARTNERS, LLC
(A Colorado Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2006

8. Net capital requirement (continued):

The following is a reconciliation between the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2006) of net capital and the computation based on the audited financial statements:

Net capital, as reported in the Company's Part II (unaudited FOCUS report)	$	36,819
Audit adjustments to increase accounts receivable and adjust revenue related to services that were completed prior to December 31, 2006		1,744,790
Portion of the above audit adjustments that represents an increase in non-allowable assets		(1,763,880)
Audit adjustment to recognize revenue in connection with securities received for services		74,547
Additional non-allowable assets		(147,556)
Audit adjustments to record additional expenses		(91,000)
Audit adjustments to record non-cash distributions		(82,647)
Audit adjustment to record additional paid-in capital		35,500
Other audit adjustments		23,100
Net capital (deficiency)	$	(170,327)

These adjustments resulted in an incident of non-compliance with SEC Rule 15c-3-1 for the period from December 27, 2006 through January 18, 2007.

9. Receivables from affiliates:

At January 1, 2006, advances to affiliates controlled by Class A unit holders of the Company totaled $12,659. During the year ended December 31, 2006, $175,000 was advanced to one of the Company's Class A unit holders. At December 31, 2006, the Company has advanced a total of $187,659 to parties affiliated with the Company. The advances are non-interest bearing, unsecured and due on demand. Of the total outstanding advances, $12,659 is included in "Line 9" on the Statement of Financial Condition and $175,000 has been reflected as reduction in ownership equity included on "Line 23f" on Statement of Financial Condition.



GHP Horwath, P.C.
1670 Broadway, Suite 3000
Denver, Colorado 80202
303.831.5000
303.831.5032 Fax
www.GHPHorwath.com

To the Board of Directors of
Salem Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Salem Partners, LLC, as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2006, and this report does not affect our report thereon dated February 27, 2007.

Accounting Procedures and Control Activities Related to Revenue Recognition

The Company enters into a variety of contractual arrangements to provide consulting, broker and other services to its clients. Some of these contractual arrangements are complex and contain specific fee payment schedules, which require careful consideration in order to apply the Company's revenue recognition policies and procedures. We noted several instances throughout the year whereby the Company's management did not properly record revenue in accordance with its revenue recognition policies. The improper recognition of revenue related to these transactions results in errors in the Company's periodic computations of aggregate indebtedness under rule 17a-5(g) and net capital under rule 17a-3(a)(11). Adjustments were required at year end to correct certain account balances for activity that occurred in and prior to December 2006, including recognizing as revenue, approximately $1,763,800 for transactions meeting the criteria for revenue recognition that had not been previously recorded by the Company and deferring approximately $19,000 not yet earned under existing agreements which was previously recognized revenue.

Material Transactions not Recorded or Recorded in the Improper Period

We noted that certain transactions were not recorded by the Company during the year and that other transactions were not recorded in the proper period. In November 2006, the Company received securities in exchange for services provided in connection with an investment banking transaction that were immediately distributed to the members. The Company's management did not record the fair value of these securities on the date that the Company's performance necessary to earn the securities was complete, nor did they record the distribution of these securities to the Company's members. An adjustment was required at year end to record these transactions which included recognizing revenue and a corresponding distribution of approximately $74,600. Other securities were distributed to the members in June 2006. This transaction was also not recorded by the Company's management. An adjustment was required to record this transaction which included recognizing a distribution to the Company's members of approximately $8,100.

In October 2006, the Company granted an employee an option to purchase an equity interest in the Company. The Company's management did not estimate the fair value of the option granted to this employee on the date of grant, nor did it record the estimated compensation cost over the vesting period of the option. An adjustment was required at year end to record this transaction which included recognizing compensation expense and additional paid-in capital of approximately $35,500.

We also noted that the December 31, 2006 cash balance included approximately $147,600 of deposits that were not actually deposited into the Company's cash account until January 2007. Expenses incurred by the Company in the approximate amount of $55,500 prior to December 2006 were not recorded in the Company's books and records. Adjustments were required to reclassify the cash to accounts receivable and record the expenses at year end. The improper recording of these transactions resulted in errors in the Company's computation of aggregate indebtedness under rule 17a-5(g) and net capital under rule 17a-3(a)(11) at December 31, 2006.

These adjustments resulted in an incident of non-compliance with SEC Rule 15c-3-1 for the period from December 27, 2006 through January 18, 2007.

We discussed these matters with the managing members of the Company and they informed us that, 1). Management will perform a review of their control activities and make necessary changes to ensure that transactions are being recognized and recorded when they occur and in the proper period, and 2). A managing member of the Company will perform an analysis of the status of contracts in effect and review transactions to ensure that they are being recognized and recorded in accordance with the Company's stated policies and generally accepted accounting principles.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were inadequate, as noted above, at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GHP Horwath, P.C.

February 26, 2007

END